UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12( g ) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-55398

YUENGLINGS ICE CREAM CORPORATION

(Exact name of registrant as specified in its charter)

8910 W. 192nd Street, Suite N

Mokena, IL 60448

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:     12

Explanatory Note

Yuenglings Ice Cream Corporation (the “Company”) has filed this Amendment No. 1 to its Form 15 filed on July 16, 2024 because the Company’s Board of Directors has since determined that it is in the best interest of its shareholders for the Company to continue reporting under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, YUENGLINGS ICE CREAM CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 14, 2024	By:	/s/ Richard Jordan
Richard Jordan
Chief Operating Officer